UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

IXYS CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-26124	77-0140882
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1590 Buckeye Dr.

Milpitas, California 95035

(Address of Principal Executive Offices) (Zip Code)

Uzi Sasson: (408) 457-9000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

ITEM 1.01	CONFLICT MINERALS DISCLOSURE AND REPORT

IXYS Corporation, or IXYS, has determined that tin, tungsten and gold, collectively defined as conflict minerals, are necessary to the functionality or production of its products.

Conflict Minerals Disclosure

IXYS’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is also available at the following link: http://www.ixys.com/Documents/InvestorRelations/ConflictMineralsReport2015.pdf.

ITEM 1.02	EXHIBIT

IXYS’s Conflict Minerals Report for 2015 is filed as Exhibit 1.01 hereto.

SECTION 2 - EXHIBITS

ITEM 2.01	EXHIBITS

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

IXYS CORPORATION

Date: May 31, 2016	By:	/s/ Uzi Sasson
Uzi Sasson President